Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Tel:905-713-6322 Fax: 905-713-6332

MI DEVELOPMENTS REJECTS MISCHARACTERIZATIONS IN GREENLIGHT PRESS RELEASE

April 2, 2008, Aurora, Ontario, Canada – MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) responded today to the press release issued by Greenlight Capital (Greenlight) with respect to the reorganization proposal received on March 31, 2008 on behalf of various MID shareholders, including entities affiliated with Frank Stronach, MID’s controlling shareholder, and institutional shareholders.  MID shareholders owning an aggregate of more than 50% of the outstanding Class A Subordinate Voting Shares and 95% of the outstanding Class B Shares have signed support agreements in favour of the reorganization proposal.

MID rejects the mischaracterizations contained in the Greenlight press release concerning the manner in which MID has conducted its affairs.  Since the time of MID’s spin-off in August 2003, Greenlight has attempted to impose its views as to how MID is structured, managed and operated.  Greenlight filed an oppression application against MID and certain of its current and former directors and officers with the Ontario Superior Court in August 2005, which application included many of the same mischaracterizations.  Greenlight's complaints were dismissed entirely by the Ontario Superior Court in a decision released in October 2006.  Greenlight appealed the decision in November 2006 and the appeal hearing is scheduled for April 2008.

At this time, the MID Board has not made any decisions or recommendations with respect to the reorganization proposal.  The MID Board of Directors has established a Special Committee of independent directors of MID that will consider the reorganization proposal and make recommendations to the MID Board.  The implementation of the reorganization proposal is conditional upon, among other things, the approval of the proposal by at least two-thirds of the votes cast by the holders of MID’s Class A Subordinate Voting Shares and Class B Shares, voting separately, and accordingly MID’s public shareholders would have the right to vote on whether it proceeds.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact John Simonetti, MID’s Chief Executive Officer, at (905) 726-7619.

Forward-Looking Statements

This press release contains “forward looking statements” within the meaning of applicable securities legislation.  Forward looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to the risks that: the parties will not proceed with the proposed reorganization; if the parties decide to proceed with a transaction, the terms of such transaction may differ from those that are currently contemplated by the proposed reorganization; if the parties decide to proceed with a transaction, such transaction may not be successfully completed for any reason (including the failure to obtain any required approvals); and are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Securities of New MID have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.